UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tropical Sunshine Products, LLC (d/b/a Palm & Bean)

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
October 27, 2015

Physical address of issuer
703 Pier Ave Suite B-320, Hermosa Beach, CA 90254

Website of issuer
www.palmandbean.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
The Company has 0 full-time (W-2) employees. The four co-founders and the Company's Vice President of Sales function as part-time, independent contractors.

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$134,278.26	$0.00
Cash & Cash Equivalents	$1,352.90	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$221.74	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 8, 2017

FORM C

Up to $107,000.00

Tropical Sunshine Products, LLC



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Tropical Sunshine Products, LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and

absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 7.0% (seven percent) commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering. related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$107,000.00	$7,490.00	$99,510.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.palmandbean.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 8, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.palmandbean.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are

offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tropical Sunshine Products, LLC (the "Company") is a California Limited Liability Company, formed on October 27, 2015. The Company is currently conducting business under the name of Palm & Bean.

The Company is located at 703 Pier Ave Suite B-320, Hermosa Beach, CA 90254.

The Company's website is www.palmandbean.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company owns and operates a ready-to-drink coffee product line under the "Palm & Bean" trademark. Palm & Bean is currently sold online and in grocery stores in Southern California. Palm & Bean is differentiated through its unique blend of cold brew coffee with coconut milk, its vegan positioning, and shelf-stable (15-month shelf life in ambient temperature) packaging.

The Offering

Minimum amount of Crowd SAFE Units being offered	50,000
Total Crowd SAFE Units outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd SAFE Units being offered	107,000
Total Crowd SAFE Units outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on October 27, 2015, and after 16 months of R&D launched the Palm & Bean brand in March 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We rely on other companies to provide raw materials, including ingredients, packaging and contract manufacturing for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide ingredients or packaging which meet required specifications and perform to our and our customers' expectations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial

damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
The capital raised in this offering will provide an interim step to further deepen the distribution footprint of Palm & Bean, manufacture two new product lines based upon consumer feedback and demand, and provide fundamental marketing support such as in-store retail sampling and online activation. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of its managers, who are all retained as part-time, independent contractors of the Company. In particular, the Company is dependent on its managers, Maulik Parikh and Teresa Hoover, and its executive managers, Martin Molina and Niyati Parikh. The Company has not entered into employment agreements with its managers, and there can be no assurance that they will continue to be engaged by the Company. The loss of any one or more of the Company's manager would harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Maulik Parikh and Niyati Parikh in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in either Maulik Parikh or Niyati Parikh die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Pursuant to the Final Rules of Regulation Crowdfunding we are not required to audit and disclose our financials in an offering of this size. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and

could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of food ingredients as well as corrugated fiberboard and packaging materials provided by third-party suppliers. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with

sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or

recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are heavily dependent on our distributors.
In the United States, where substantially all of our products are sold, we sell Palm & Bean to independent distributors for distribution to off-premise locations such as grocery, convenience and specialty stores. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing ready-to-drink beverage products, as well as national coffee brands, and are to varying degrees influenced by their continued business relationships with other companies. Our independent distributors may be influenced by a large competitor, particularly if they rely on that competitor for a significant portion of their sales, which many distributors do. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called co-packers in our industry, to produce our products. Our dependence on co-packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for this year resulted from sales of our two products: Kona Mocha and Tahitian Vanilla. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing flavors or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among coffee beverages;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about vegan products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding coffee products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

• new science or research that disputes the healthfulness of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.

The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, WholeFoods, etc, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is

possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium positioning, popular price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd SAFE Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Units. Because the Crowd SAFE Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE Units in a private sale. Purchasers should be aware of the long-

term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.92% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as

a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company owns and operates a ready-to-drink coffee product line under the "Palm & Bean" trademark. Palm & Bean is currently sold in grocery stores in Southern California. Palm & Bean is differentiated through its unique blend of cold brew coffee with coconut milk, its vegan positioning, and shelf-stable packaging.

Business Plan
See attached Offering Content Summary attached hereto as Exhibit B.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
Palm & Bean Cold Brew Coffee	Ready-to-drink cold brew coffee with coconut milk	Southern California grocery retail locations, focusing on natural and organic channels.

In March 2017, the company launched its lead product line, Palm & Bean Cold Brew Coffee. Palm & Bean Cold Brew Coffee products feature cold-brewed, Fair Trade Certified Columbian coffee beans, medium roasted for maximum consumer appeal. The cold brew coffee is then

blended with coconut milk from Indonesian coconuts, creating a uniquely creamy and authentic flavor.

Currently, the company offers two flavor varieties:

- Kona Mocha - hint of smoky cacao with a velvety chocolate undertone
- Tahitian Vanilla - adds a natural sweetness that complements the coconut milk and cold brew flavor profile

Each container is 120 calories and contains 85 mg of caffeine. The product is flash-pasteurized in an aseptic, low-acid manufacturing facility which allows the company to create a shelf stable product without the use of artificial preservatives. Palm & Bean Cold Brew Coffee is bottled in 11 oz. Tetra Pak containers that provide 15 months of shelf life at ambient temperature.

The Company's product line is bottled at California Natural Products (CNP) in Lathrop, California. CNP specializes in the production of high-quality natural and organic beverages, including teas, coffees, protein drinks, and many others. CNP has a state-of-the art production facility that offers a method of processing where the beverage is subjected to a "flash pasteurization" process (high heat exposure for a few seconds) before being rapidly cooled to room temperature and filled in an aseptic environment.

Competition

The ready-to-drink ("RTD") coffee market has mostly been dominated by the North American Coffee Partnership (NACP) — a venture between Starbucks and PepsiCo that was started in 1994. According to Beverage Digest, the NACP has 80% market share by volume and 89% market share by dollars in 2016.[1] Over the past few years, other brands have emerged that offer a variety of RTD cold-brewed coffee beverages that compete with Palm & Bean.

Stumptown Coffee Roasters: Founded in 1999, Stumptown Coffee Roasters is a coffee roaster and retailer based in Portland, Oregon. It released a ready-to-drink cold brew beverage in the summer of 2011.[2] Stumptown's Cold Brew is steeped for 12 hours, and then it is double filtered for a smooth finish. It has several varieties including the conventional Cold Brew Coffee, Cold Brew with Milk, Sparkling Cold Brew, Nitro Cold Brew Coffee, and a Coconut Cold Brew Coffee made with Indonesian coconut cream.[3] Currently, only the Sparkling Cold Brews are sold online through the company's website; a six-pack of 12 oz. cans retails for $20.00.[4] Several retail locations throughout the U.S. carry Stumptown's Cold Brew products, including most Whole Foods Markets around the country.[5] In October 2015, Stumptown was acquired by Peet's Coffee & Tea.[6]

La Colombe: Founded in 1994, La Colombe Coffee Roasters is a U.S. coffee roaster and retailer headquartered in Philadelphia, Pennsylvania. The company runs 26 cafés in five cities, distributes its coffee to roughly 3,500 restaurants, hotels, cafés, and retailers and operates an

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[1] https://www.cnbc.com/2016/09/29/dunkin-to-challenge-starbucks-with-ready-to-drink-coffee.html
[2] https://www.bevnet.com/news/2014/stumptown-gives-dairy-aisle-cold-brew-boost/
[3] http://www.coldbrew.com/
[4] https://www.stumptowncoffee.com/products/original-sparkling-cold-brew
[5] https://www.stumptowncoffee.com/pages/faq
[6] http://money.cnn.com/2015/10/07/news/companies/peets-coffee-acquires-stumptown/index.html

online store. In early 2017, the company released a canned, chilled Draft Latte line. According to La Colombe, more than a third of U.S. grocery stores were carrying the product by August, and it had already produced 6 million cans.[7] The Draft Latte also comes in a coconut milk version; a four-pack of 9 oz. cans retails for $12.00 on the company's website.[8]

Califia Farms Cold Brew Coffee: Founded in 2010, Califia Farms produces almond milks, creamers, cold brew coffees, juices and other natural, non-GMO beverages. Califia offers a wide range of cold brew beverages, including coffee mixed with almond milk, specialty flavors, and nitro brews. The Black & White Cold Brew Coffee, which features cold brew coffee and almond milk retails for $45.99 for a 12-pack of 10.5 oz bottles[9], or $47.99 for an 8-pack of 48 oz. bottles.[10] Califia does not currently sell a cold brew coffee mixed with coconut milk.

REBBL®: Launched in 2012, REBBL (an acronym for roots, extracts, berries, bark, and leaves) is a producer of organic coconut-milk elixirs and protein drinks. The brand uses adaptogenic "superherbs" such as maca, ashwagandha, turmeric, and reishi mushroom as the basis for its line of drinks. In December 2016, the company received a $10 million investment from lead investor Boulder Investment Group Reprise (BIGR), Powerplant Ventures LP, and individual investor John Foraker (President of Annie's Homegrown).[11] REBBL has been awarded BevNET's Best New Beverage of 2015 and 2016 and Best Functional Beverage of 2016; New Hope's Expo East NEXTY for Best New Organic Beverage of 2016; and Vegan Health & Fitness' Best Beverage of 2016 and Best Energy Drink of 2017.[12]

Palm & Bean is differentiated from the competition in several key ways:

1) Approachable branding and retail price: Palm & Bean is not a specialty niche product only for coffee purists or aficionados. It is a delicious, creamy, indulgent coffee experience that is vegan, made with Fair Trade arabica beans, and retails in the $2.79-$2.99 range, significantly less than many competitor cold brew brands.
2) Shelf Stable: Palm & Bean is merchandised in Tetra Pak packaging, which has a 15-month shelf life in ambient temperature. This makes the brand unique in the cold brew coffee space and ideal for large format grocery, club, and mass merchandise chains who prefer the convenience of central warehoused or drop-ship products.
3) Coconut milk: Coconut milk is a difficult ingredient to work with but tastes great when blended with cold brew coffee. While our competitors in the vegan segment focus primarily on almond milk, coconut milk provides a creamier, smoother, and sweeter profile. It also provides "healthy" fats in the form of medium chain fatty acids.

Customer Base
The Company sells to third-party food and beverage distributors who service grocery channels in the Southern California territory from San Diego to Los Angeles. Current key accounts include: Sprouts, Mother's Market, and Bristol Farms. Palm & Bean is also available direct to consumers

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[7] https://www.forbes.com/sites/dinahwisenberg/2017/09/25/backed-by-chobani-founder-a-local-coffee-chain-pushes-a-revolution/#6e3813993002
[8] https://www.lacolombe.com/products/coconut-milk-draft-latte?variant=37115857682
[9] https://www.califiafarms.com/black-and-white-cold-brew-coffee-2
[10] https://www.califiafarms.com/black-and-white-cold-brew-coffee
[11] https://www.prnewswire.com/news-releases/rebbl-maker-of-super-herb-powered-beverages-closes-10-million-investment-led-by-boulder-investment-group-reprise-300376244.html
[12] http://www.prweb.com/releases/2017/09/prweb14730580.htm

online via the brand's website (www.palmandbean.com) and Thrive Market, an online grocery portal for natural, organic, and vegan foods and beverages.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
86830713	Beverages with coffee base / Class 030	Palm & Bean	November 24, 2015	July 5, 2016	USA

Governmental/Regulatory Approval and Compliance

FDA oversight of non-alcoholic beverages is low. Companies must comply with FDA guidelines for manufacturing and packaging, and use only FDA approved ingredients. The Company is in compliance with all FDA regulation.

Litigation

The Company is not subject to any litigation as of the date of this Form C.

Other

The Company's principal address is 703 Pier Ave Suite B-320, Hermosa Beach, CA 90254.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$7,490.00
Campaign marketing expenses or related reimbursement	6.00%	$3,000.00	2.80%	$3,000.00

General Marketing	30.00%	$15,000.00	43.47%	$46,510.00
Manufacturing	50.00%	$25,000.00	46.73%	$50,000.00
General Working Capital	7.00%	$3,500.00	0.00%	$0.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$107,000.00**

_____

The Company does have discretion to alter the use of proceeds as set forth above. Palm & Bean was recently accepted into Albertsons' Southern California location (~330 stores). The slotting fees required for this chain account activation and accompanying marketing activation is a principal reason for this capital raise.

The company's plan is to initially target strategic geographic areas and businesses in Southern California, and then expand to a wider market, which will include cities with a high index of health-conscious, affluent coffee consumers. Particular focus will be on areas that show a high concentration of caffeine consumption.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Martin Molina

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager, March 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Marty leads Palm & Bean, helping the company scale from its startup phase. Marty has over 30 years of consumer packaged goods (CPG) experience including brand management with Nestle, channel marketing with Pepsi, and over 10 years of beverage innovation and research and development with Power Brands.

Name
Niyati Parikh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Manager, October 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Niyati manages Operations and Production. She is also currently the Director of Operations at Koia, a developer of plant-based protein beverages. Prior to founding Palm & Bean, she spent over nine years as lead food scientist at Power Brands Consulting.

Name
Maulik Parikh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

At Palm & Bean, Maulik manages all online assets and leads strategic initiatives in social media outreach, e-commerce sales, and website optimization. He is also currently the Director of Product Management at FreedomPop, a startup telecommunication company. He has also worked at leading Fortune 500 companies including Accenture and Time Warner.

Name
Teresa Hoover

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Teresa will help the company hire the right people into the right roles, provide the proper motivation and incentive to maximize performance, and help create a company culture that fosters teamwork and retention. She has over a decade of experience in sales and HR management. Over the past 11 years, she has worked at Mercer, providing consulting for Fortune 100 companies on compensation strategy and talent retention.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 0 full-time (W-2) employees. The four co-founders and the Company's VP of Sales function as part-time independent contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	10,000,000
Voting Rights	Except as otherwise provided in the Company's Operating Agreement ("Agreement"), each Member shall be entitled to one vote for each Unit they own on all matters on which Members are entitled to vote or consent pursuant to the California Revised Uniform Limited Liability Company Act ("Act") or the Agreement. Except as otherwise provided within the Agreement or by the Act, the affirmative vote or consent of the Members owning a majority of the Units outstanding shall be necessary and sufficient to decide an issue.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE Units issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.9%

The Company does not have any debt outstanding.

Valuation
The Securities being sold in this Offering are Simple Agreements for Future Equity. The Securities (collectively, "SAFEs") may convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this

value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership
The Company is an LLC partnership wholly and equally owned by two married couples (four individuals): Martin Molina, Teresa Hoover, Niyati Parikh, and Maulik Parikh.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Martin Molina	22.73%
Teresa Hoover	22.73%
Niyati Parikh	22.73%
Maulik Parikh	22.73%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$20,000	-$61,673	$0.00

Operations
The Company is not yet profitable and intends to achieve the following goals in the next 12 months:

- Manufacture two new product varieties (No Sugar Added, De-caffeinated varieties);
- Expand distribution into 1,800 retail locations;
- Activate key accounts such as Whole Foods, Costco, Albertsons, and Ralphs; and
- Expand demo activity into 60% of retail locations.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $46,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy, including manufacturing expenses and activating key retail chain accounts such as Albertsons. Currently our burn rate is $7,500 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Crowd SAFE (Simple Agreement for Future Equity) Units for up to $107,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 15, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Intermediary will be entitled to receive a cash fee consisting of a 7.0% (seven percent) commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $1,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $1,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $1,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities

following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Classes of Securities of the Company
On December 31, 2015, the Company and its members entered into the Operating Agreement of Tropical Sunshine Products, LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interest of the Company may vote, be transferred and/or sold.

Units of Membership Interest of the Company
The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the Articles of Organization and the Company Operating Agreement, as well as the California Limited Liability Company Act.

Voting Rights
The Company's management is controlled by two (2) managers, Maulik Parikh and Teresa Hoover, and two (2) executive managers, Niyati Parikh and Martin Molina (collectively the "Managers"). The Managers have exclusive and complete discretion, power, and authority, subject to the Company Operating Agreement and applicable law, to manage, control, and administer and operate the business and affairs of the Company, pursuant to the Company Operating Agreement.

Rights to Distributions
The Company currently has one class of Members who hold Units of membership interest. Holders of Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds. The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Allocation of Profits and Losses
Net profits shall be allocated to the Company's members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Units will be entitled to share ratably in the net assets legally available for distribution to members after the payment of all of the Company's debts and other liabilities, and subject the Company Operating Agreement.

Rights and Preferences
Holders of the Company's Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Units.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge, the Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Martin Molina
(Signature)

Martin Molina
(Name)

Executive Manager
(Title)

11/08/2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Martin Molina
(Signature)

Martin Molina
(Name)

Executive Manager
(Title)

11/08/2017
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Martin Molina
(Signature)

Martin Molina
(Name)

Executive Manager
(Title)

11/08/2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Content Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd SAFE
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

Tropical Sunshine Products, LLC
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (0215)	$ 1,352.90
Total Bank Accounts	**$ 1,352.90**
Other Current Assets	
Inventory Asset	$ 132,925.36
Total Other Current Assets	**$ 132,925.36**
Total Current Assets	**$ 134,278.26**
TOTAL ASSETS	**$ 134,278.26**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	$ 134,500.00
Retained Earnings	
Net Income	$ (221.74)
Total Equity	**$ 134,278.26**
TOTAL LIABILITIES AND EQUITY	**$ 134,278.26**

Wednesday, Oct 25, 2017 08:47:01 PM GMT-7 - Accrual Basis

Tropical Sunshine Products, LLC
Profit and Loss
January - December 2016

		Total
Income		
Sales	$	-
Total Income	$	-
Gross Profit	$	-
Expenses		
Bank Charges & Fees	$	220.00
Uncategorized Expense	$	1.74
Total Expenses	$	**221.74**
Net Operating Income	$	**(221.74)**
Net Income	$	**(221.74)**

Wednesday, Oct 25, 2017 08:39:15 PM GMT-7 - Accrual Basis

Tropical Sunshine Products, LLC
Statement of Cash Flows
January - December 2016

	Total
OPERATING ACTIVITIES	
Net Income	$ (221.74)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	$ (132,925.36)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ (132,925.36)**
Net cash provided by operating activities	**$ (133,147.10)**
FINANCING ACTIVITIES	
Owner's Investment	$ 134,500.00
Net cash provided by financing activities	**$ 134,500.00**
Net cash increase for period	**$ 1,352.90**
Cash at end of period	**$ 1,352.90**

Wednesday, Oct 25, 2017 08:40:25 PM GMT-7

Tropical Sunshine Products, LLC
Balance Sheet
As of December 31, 2015

ASSETS

TOTAL ASSETS

LIABILITIES AND EQUITY

  Total Liabilities

  Equity

    Retained Earnings

    Net Income

  Total Equity

TOTAL LIABILITIES AND EQUITY

This report contains no data.

Tuesday, Oct 24, 2017 08:48:51 PM GMT-7 - Accrual Basis

Tropical Sunshine Products, LLC
Profit and Loss
January - December 2015

Income

Total Income

Gross Profit

Expenses

Total Expenses

Net Operating Income

Net Income

This report contains no data.

Tuesday, Oct 24, 2017 08:47:17 PM GMT-7 - Accrual Basis

Tropical Sunshine Products, LLC

STATEMENT OF CASH FLOWS

January - December 2015

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

NET CASH INCREASE FOR PERIOD

CASH AT END OF PERIOD

This report contains no data.

EXHIBIT B
Offering Content Summary



Company: Tropical Sunshine Products (d/b/a Palm & Bean)

Market: Ready-to-drink coffee

Product: Dairy-free, cold-brewed coffee made with coconut milk

Company Highlights

- Coffee products featuring Fair Trade Certified Columbian coffee beans, medium roasted for maximum consumer appeal, cold brewed and blended with authentic Indonesian coconut milk
- All products are dairy-free and vegan and are created without the use of any animal products
- Distributed in over 70 retail locations across Southern California, including premium grocery stores Sprouts Farmers Market and Bristol Farms
- The brand was recently accepted into all Albertsons' Southern California locations, including Pavilions, for a total of more than 320 additional retail locations

PERKS

The Company will provide the following "perks" to investors in addition to the Crowd SAFE units purchased, at each level of investment defined below, after the Crowd SAFE units are issued to the investor. All perk thresholds are inclusive of previous perk thresholds

$250+: One case (12 units) of each of Palm & Bean variety: Kona Mocha and Tahitian Vanilla

$1,000+: Four cases of each Palm & Bean variety, Kona Mocha and Tahitian Vanilla, plus two Palm & Bean printed t-shirts and two Palm & Bean polo shirts

$5,000+: Free Palm & Bean Cold Brew Coffee with Coconut Milk for a year (maximum 365 units)

$10,000+: Weekend stay in lovely Hermosa Beach, California (airfare and hotel included), and participate in a Palm & Bean Cold Brew Coffee tasting session

$25,000+: Weekend stay in lovely Hermosa Beach (airfare and hotel included), dinner in 5-star restaurant, Palm & Bean Cold Brew Coffee tasting session, and vote on Palm & Bean's next flavor launch

Opportunity

Tropical Sunshine Products, LLC (d/b/a Palm & Bean) is developing an innovative line of healthy products that blends two flavorful and popular ingredients: coffee and coconuts. Palm & Bean is initially focusing on the fast-growing ready-to-drink (RTD) coffee market and is seeking to capitalize on popular trends within the category, including:

- Cold-brewed coffee
- Specialty (i.e. Fair Trade) coffee
- Natural ingredients
- Non-dairy coconut milk

Why Coconut Milk?



Most non-dairy specialty coffee products feature soy or almond milk as the creamer agent. Unfortunately, these creamers tend to undesirably alter the coffee flavor profile. Soy milk tends to exacerbate the natural acidity in coffee, while almond milk often overpowers the other flavor components. Coconut milk delivers natural sweetness that many people find pleasing and it balances well with the pH level of coffee. Palm & Bean offers a unique balance of cold-brewed coffee flavor and the creamy notes of Indonesian coconut milk.

Palm & Bean's mission is to build an environmentally friendly brand that appeals to socially conscious consumers. Products under the Palm & Bean banner aims to deliver premium flavor, authentic ingredients, state-of-the-art processing, and engaging branding and marketing.

Product


Palm & Bean
COLD BREW
COFFEE
with coconut milk
Tahitian
VANILLA
DAIRY-FREE
11 fl oz (330 ml)
Palm & Bean
COLD BREW
COFFEE
with coconut milk
Kona
MOCHA
DAIRY-FREE
11 fl oz (330 ml)

In March 2017, the company launched its lead product line, Palm & Bean Cold Brew Coffee. Palm & Bean Cold Brew Coffee products feature Fair Trade Certified Columbian coffee beans that are medium roasted for maximum consumer appeal. The beans are then cold brewed and the coffee is blended with coconut milk from Indonesian coconuts, creating a uniquely creamy and authentic flavor.

Currently, the company makes two flavor varieties:

- Kona Mocha - hint of smoky cacao with a velvety chocolate undertone
- Tahitian Vanilla - adds a natural sweetness that complements the coconut milk and cold brew flavor profile

Each container is 120 calories and contains 85 mg. of caffeine. The product is flash-pasteurized in an aseptic, low-acid manufacturing facility, which allows the company to create a shelf-stable product without the use of artificial preservatives. Palm & Bean Cold Brew Coffee is bottled in 11 oz. Tetra Pak containers that provide 15 months of shelf life at ambient temperature.

The company's product line is bottled at California Natural Products (CNP) in Lathrop, California. CNP specializes in the production of high-quality natural and organic beverages, including teas, coffees, protein drinks, and many others. CNP has a state-of-the art production facility that offers a method of processing where the beverage is subjected to a flash pasteurization process (high heat exposure for a few seconds) before being rapidly cooled to room temperature and filled in an aseptic environment.

Use of Proceeds and Product Roadmap

Palm & Bean was recently accepted into Albertsons' Southern California locations (>320 stores). The fees required for this chain account activation and accompanying marketing activation are the principal reasons for this capital raise.

The company's plan is to initially target strategic geographic areas and businesses in Southern California and then expand to a wider market, which will include cities with a high index of health-conscious, affluent coffee consumers. There will be a particular focus on areas that show a high concentration of caffeine consumption.

The company is also in concept work with next-generation products to expand market share and on-shelf presence:

- No sugar added Palm & Bean Cold Brew Coffee varieties

- New Cold Brew flavors: the company is exploring innovative new flavors for its Cold Brew Coffee product to broaden the brand's appeal, including Matcha and Chai Tea varieties

Business Model

Palm & Bean is available online through the company's website (palmandbean.com) and through Thrive Market, an online retailer of natural and organic goods. The company also has retail distribution across Southern California.

Palm & Bean Cold Brew Coffee sells for:

- Everyday Retail: $2.99 per unit (11 oz. bottle)
- Promotion: Two for $5
- 1 Case (12 units): $29.99

DISTRIBUTION

After debuting in March 2017 at the Natural Product Expo West trade show, Palm & Bean has targeted independent grocers, small-chain natural retailers, and boutique retailers in Southern California. Since then, distribution has grown to over 70 retail locations, including the following retailers in Southern California:











- Sprouts
- Bristol Farms
- Mother's Market
- Lazy Acres
- Mrs. Winston's Green Grocer
- Grow
- Jensen's

In San Diego, Palm & Bean is distributed by John Lenore Distribution. In Los Angeles/Orange County, the company has hired KeHE™ for its distribution.



HISTORICAL FINANCIALS

Palm & Bean generated its first sale in February 2017, from Follow Your Heart Market, before rolling out its cold brew coffee to the general public in March 2017. As of September 2017, the company has generated just over $19,000 in sales. Sales peaked in June 2017 (just under $12,000) due to the brand's initial sell-in to John Lenore Distributing in San Diego and KeHe Distributing in Los Angeles. Both distribution systems are expected to re-order product in November 2017 to replenish their inventory.



Financials have not been auditied or subject to financial review

Year to date as of September 2017, total expenses (including cost of goods sold and operating expenses) were $74,086. Contractor expenses for sales and broker services were the largest expense ($29,626), followed by advertising and marketing ($17,664), and cost of goods sold ($13,062).



Financials have not been auditied or subject to financial review

Year to date as of September 2017, Palm & Bean had a net operating loss of $55,070.



Net Operating Income

Financials have not been auditied or subject to financial review

In 2016, Palm & Bean allocated its founding members' capital contributions towards building up its inventory. As of December 31, 2016, the value of inventory assets totaled roughly $133,000 on the company's Balance Sheet. As of October 25, 2017, it had roughly $99,000 worth of inventory remaining and ~$48,000 in cash remaining.

INDUSTRY AND MARKET ANALYSIS

According to the National Coffee Association (NCA), 62% of Americans drink coffee on a daily basis, up from 57% in 2016.[i] However, Americans' method of consuming coffee is changing. Recent research suggests that while growth in the number of traditional U.S. coffee shops is slowing, the ready-to-drink (RTD), at-home coffee market is growing rapidly.[ii] By 2018, the North American RTD coffee market is expected to reach nearly $2.5 billion.[iii] Globally, Grandview Research estimated that the worldwide market for RTD coffees and teas reached $71.43 billion in 2015[iv] and projects that it will reach $116.13 billion by 2024.[v]

RTD coffee represents an estimated 17% of the overall coffee market. The cold brew category is less than 1% of the RTD industry but has shown substantial growth over the past few years.[vi] According to research firm Mintel, U.S. retail sales of refrigerated cold-brewed coffee have increased 460% since 2015 and will reach an estimated $38.1 million in 2017.[vii] Perhaps driven by the "third-wave coffee movement," which emphasizes high-quality, gourmet coffee, consumers appear to be drawn to cold brew coffee as it relies on more innovative, complex brewing methods and has more flavor and less acidity than traditionally brewed coffee.[viii] Out of those consumers who drink coffee daily, 21% consume a cold brew beverage, up from 15% in 2015.[ix]

COMPETITORS

The RTD coffee market has mostly been dominated by the North American Coffee Partnership (NACP) – a venture between Starbucks and PepsiCo that was started in 1994. According to Beverage Digest, the NACP had 80% market share by volume and 89% market share by dollars in 2016.[x] Over the past few years, other brands have emerged that offer a variety of RTD cold-brewed coffee beverages that compete with Palm & Bean.

Stumptown Coffee Roasters: Founded in 1999, Stumptown Coffee Roasters is a coffee roaster and retailer based in Portland, Oregon. It released a ready-to-drink cold brew beverage in the summer of 2011.[xi] Stumptown's Cold Brew is steeped for 12 hours, then double filtered for a smooth finish. It has several varieties including the conventional Cold Brew Coffee, Cold Brew with Milk, Sparkling Cold Brew, Nitro Cold Brew Coffee, and a Coconut Cold Brew Coffee made with Indonesian coconut cream.[xii] Currently, only the Sparkling Cold Brews are sold online

through the company's website; a six-pack of 12 oz. cans retails for $20.[xiii] Several retail locations throughout the U.S. carry Stumptown's Cold Brew products, including most Whole Foods Markets.[xiv] In October 2015, Stumptown was acquired by Peet's Coffee & Tea.[xv]

La Colombe[•]: Founded in 1994, La Colombe Coffee Roasters is a U.S. coffee roaster and retailer headquartered in Philadelphia, Pennsylvania. The company runs 26 cafés in five cities; distributes its coffee to roughly 3,500 restaurants, hotels, cafés, and retailers; and operates an online store. In early 2017, the company released a canned, chilled Draft Latte line. According to La Colombe, more than a third of U.S. grocery stores were carrying the product by August, and it had already produced six million cans.[xvi] The Draft Latte also comes in a coconut milk version; a four-pack of 9 oz. cans retails for $12 on the company's website.[xvii]

Califia Farms[•] Cold Brew Coffee: Founded in 2010, Califia Farms produces almond milks, creamers, cold brew coffees, juices, and other natural, non-GMO beverages. Califia offers a wide range of cold brew beverages including coffee mixed with almond milk, specialty flavors, and nitro brews. The Black & White Cold Brew Coffee, which features cold brew coffee and almond milk, retails for $45.99 for a 12-pack of 10.5 oz bottles[xviii] or $47.99 for an 8-pack of 48 oz. bottles.[xix] Califia does not currently sell a cold-brewed coffee mixed with coconut milk.

REBBL[•]: Launched in 2012, REBBL (an acronym for roots, extracts, berries, bark, and leaves) is a producer of organic coconut milk elixirs and protein drinks. The brand uses adaptogenic "superherbs" such as maca, ashwagandha, turmeric, and reishi mushroom as the basis for its line of drinks. In December 2016, the company received a $10 million investment from Boulder Investment Group Reprise (BIGR), Powerplant Ventures LP, and individual investor John Foraker (President of Annie's Homegrown).[xx] REBBL has been awarded BevNET's Best New Beverage of 2015 and 2016 and Best Functional Beverage of 2016, New Hope's Expo East NEXTY for Best New Organic Beverage of 2016, and Vegan Health & Fitness' Best Beverage of 2016 and Best Energy Drink of 2017.[xxi]

EXECUTIVE TEAM



Martin Molina, Co-founder and CEO: Martin brings over 25 years of food and beverage experience to the company, including over eight years of national brand management roles with Nestle USA and six years of national account channel marketing with Pepsi. Most recently, he co-founded Power Brands Consulting, where he is currently Chief Marketing Officer. Over the past 11 years at Power Brands, he has provided innovation research and development (R&D) and startup consulting for the beverage industry. In 2011, Martin worked on site with Evolution Fresh, leading the brands repositioning as a leader in High Pressure Processing (HPP) juice. This repositioning contributed to the company's acquisition by Starbucks in 2012. While with Nestle, Martin led the national rollout of Nestle Carnation Baby Cereal and managed the $80 million Carnation Baby Formula product line. At Pepsi, he leveraged Pepsi assets such as the NFL, Britney Spears, Jeff Gordon, and NASCAR to create impactful co-marketing events with national retailers including Kroger[•], Albertsons[•], and Safeway[•].



Niyati Parikh, Co-founder: Niyati is an expert in beverage product development, innovation, and R&D. She is currently the Director of Operations at Koia, a developer of plant-based protein beverages. Prior to founding Palm & Bean, she spent over nine years as lead food scientist at Power Brands Consulting. Her formulation expertise has helped Power Brand clients, including Neuro, Street King, Daily Greens, and Just Chill, win dozens of national awards. Her extensive knowledge of beverage processing, extracts, flavors, coloring, and natural and organic ingredients, is an asset to Palm & Bean and was instrumental in promoting the quality of its inaugural Cold Brew Coffee

product line. Niyati has a master's degree in Food Science and Technology from the University of New South Wales in Australia and a bachelor's degree in Biochemistry from St. Xavier's College in India.



Maulik Parikh, Co-founder: Maulik has over a decade of experience in product management and information technology. He has worked at leading Fortune 500 companies including Accenture and Time Warner. Currently, Maulik is the Director of Product Management at FreedomPop, a startup telecommunication company. An expert in IT structure and management, he helps ensure Palm & Bean has a strong systems foundation that will help it manage growth in an expedient and cost-effective manner. Maulik has a MBA from the University of Southern California and a bachelor's degree in Computer Science from Wayne State University.



Teresa Hoover, Co-founder: Teresa brings a strong background in sales and HR management. Over the past 11 years, she has worked at Mercer, providing consulting for Fortune 100 companies on compensation strategy and talent retention. She has specifically consulted with the largest food and beverage broker in the U.S., Advantage Solutions, as well as national and international food and beverage companies such as La Brea Bakery, Ventura Foods, and Aryzta AG. Teresa will help the company hire the right people into the right roles, provide the proper motivation and incentive to maximize performance, and help create a company culture that fosters teamwork and retention. Teresa has a MBA from the University of Southern California and a bachelor's degree in Marketing from Notre Dame.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $50,000 Max: $107,000
Valuation Cap: $1 million
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing or a valuation cap of $1,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

[i] http://www.ncausa.org/Portals/56/PDFs/Communication/NCA_NCDT2017.pdf?ver=2017-03-29-115235-727
[ii] https://www.cnbc.com/2017/09/29/us-coffee-store-growth-slows-to-lowest-rate-since-2011-says-mintel.html
[iii] https://www.mordorintelligence.com/industry-reports/north-american-ready-to-drink-rtd-coffee-market
[iv] http://www.grandviewresearch.com/industry-analysis/ready-to-drink-tea-and-ready-to-drink-coffee-market
[v] http://www.grandviewresearch.com/press-release/global-ready-to-drink-tea-and-ready-to-drink-coffee-market
[vi] http://www.mintel.com/blog/drink-market-news/the-strength-of-cold-brew
[vii] https://www.cnbc.com/2017/09/29/us-coffee-store-growth-slows-to-lowest-rate-since-2011-says-mintel.html
[viii] http://www.mintel.com/blog/drink-market-news/the-strength-of-cold-brew
[ix] https://www.bloomberg.com/news/articles/2017-07-19/hot-sales-of-cold-brew-might-just-be-what-coffee-market-needs
[x] https://www.cnbc.com/2016/09/29/dunkin-to-challenge-starbucks-with-ready-to-drink-coffee.html
[xi] https://www.bevnet.com/news/2014/stumptown-gives-dairy-aisle-cold-brew-boost/

[xii] http://www.coldbrew.com/
[xiii] https://www.stumptowncoffee.com/products/original-sparkling-cold-brew
[xiv] https://www.stumptowncoffee.com/pages/faq
[xv] http://money.cnn.com/2015/10/07/news/companies/peets-coffee-acquires-stumptown/index.html
[xvi] https://www.forbes.com/sites/dinahwisenberg/2017/09/25/backed-by-chobani-founder-a-local-coffee-chain-pushes-a-revolution/#6e3813993002
[xvii] https://www.lacolombe.com/products/coconut-milk-draft-latte?variant=37115857682
[xviii] https://www.califiafarms.com/black-and-white-cold-brew-coffee-2
[xix] https://www.califiafarms.com/black-and-white-cold-brew-coffee
[xx] https://www.prnewswire.com/news-releases/rebbl-maker-of-super-herb-powered-beverages-closes-10-million-investment-led-by-boulder-investment-group-reprise-300376244.html
[xxi] http://www.prweb.com/releases/2017/09/prweb14730580.htm

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Tropical Sunshine Products, LLC
703 Pier Ave Suite B-320
Hermosa Beach, CA 90254

Ladies and Gentlemen:

The undersigned understands that Tropical Sunshine Products, LLC., a Limited Liability Company organized under the laws of California (the "Company"), is offering up to $107,000.00 in Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 8, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 15, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	703 Pier Ave Suite B-320 Hermosa Beach, CA 90254 Attention: Martin Molina
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Tropical Sunshine Products, LLC.
By_____ Name: Title:

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

TROPICAL SUNSHINE PRODUCTS, LLC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Tropical Sunshine Products, LLC., a limited liability company organized under the laws of California (the "Company"), hereby issues to the Investor the right to certain units of the Company's capital interests, subject to the terms set forth below.

The "**Valuation Cap**" is $1,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the First Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the Subsequent Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase

Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Units equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Units granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Units issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any class of Preferred Units, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of units as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of units.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Class to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the interests of the Company, including, without limitation, "**Units**" which represent undivided fractional interests in the Company.

"**CF Shadow Class**" shall mean a class of Preferred Units that is identical in all respects to the shares of Preferred Units issued in the relevant Equity Financing (e.g., if the Company sells Class A Units in an Equity Financing, the CF Shadow Class would be Class A-CF Units), except that:

> (i) CF Shadow Class unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii) On any matter to which CF Shadow Class unit holders are entitled to vote by law, CF Shadow Class unit holders shall automatically vote in line with the majority of the holders of Preferred Interests; and

> (iii) CF Shadow Class unit holders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as

amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**" means the Safe Price

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Interests, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Units and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all shares of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Unit**" means the preferred units of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Class issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Class, and, from time to time, will take all steps necessary

to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Class issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unit holders individually owning more than 5% of the outstanding units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY

AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a unit holder of the Company or any right to vote for the election of directors or upon any matter submitted to unit holders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Tropical Sunshine Products, LLC

By: _____

     Name: Martin Molina

     Title: CEO

Address: 703 Pier Ave Suite B-320

Hermosa Beach, CA 90254

Email: marty@palmandbean.com

INVESTOR:

By: _____

     Name:_____

Address:_____

_____

Email:_____

EXHIBIT E
Pitch Deck


Palm&Bean
COLD BREW
COFFEE
with coconut milk
Palm & Bean
COLD BREW
COFFEE
VANILLA
Palm & Bean
COLD BREW
COFFEE
MOCHA

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Palm&Bean



COLD BREW COFFEE with coconut milk

We are

- Cold Brew Coffee + Coconut Milk
- Dairy Free
- Vegan
- Fair Trade Certified
- Approachable and Inclusive
- Authentic
- On Trend
- Shelf Stable



We are not

- From Concentrate
- Dairy
- Almond or Soy Based
- Conventional
- Snobbish, Exclusive
- Trendy
- Corporate
- Cold Channel
- Artificially Flavored

Palm&Bean

Cold Brew Coffee

Made from Fair Trade Certified 100% Arabica beans from Columbia, which are gently roasted and cold brewed for 14 hours

Lower in calories and sodium than other leading ready-to-drink dairy and non-dairy coffee drinks

- 100% Natural
- Dairy Free
- Vegan
- Carrageenan[1] Free
- Non-GMO



Palm & Bean
COLD BREW
COFFEE
with coconut milk
Kona
MOCHA
DAIRY-FREE
FAIR TRADE CERTIFIED INGREDIENTS
11 fl oz (330 ml)

Coconut Milk

Coconuts are a low-allergy food compared to dairy, soy, or other nuts, which makes them an ideal choice for consumers who can't tolerate dairy or other creamers



FAIR TRADE CERTIFIED™ INGREDIENTS

Palm&Bean

[1] Carrageenan is a non-digestable food additive that is often used as a thickener and emulsifier


Palm & Bean
COLD BREW
COFFEE
with coconut milk
Tahitian
VANILLA
DAIRY-FREE
11 fl oz (330 ml)
Palm & Bean
COLD BREW
COFFEE
with coconut milk
Kona
MOCHA
DAIRY-FREE
11 fl oz (330 ml)

Our Differentiation

- Luxury within reach: MSRP $2.99
- Shelf stable (aseptic fill process)
- Energizing products that fit your lifestyle: morning, noon, or night
- Addresses consumer trends towards healthful and functional products

Palm&Bean

Cold Brew is HOT

460%
Growth
2015-2017[1]



Other Popular Coconut Products:


SO DELICIOUS
DAIRY FREE
COCONUTMILK
non-dairy frozen dessert
Vanilla Bean


VITA COCO
CoconutMilk
ORIGINAL


CERTIFIED FAIR TRADE
LOW GLYCEMIC • HIGH NUTRIENT
BIG TREE FARMS
ORGANIC
COCONUT
SUGAR
BLONDE


MAUI&SONS
COCONUT CHIPS
Lightly Roasted & Crunchy!
NO PRESERVATIVES • GLUTEN FREE

Palm&Bean

1. https://dailycoffeenews.com/2017/10/03/new-us-coffee-shop-growth-slows-as-rtd-and-cold-brew-accelerate-according-to-mintel/

There is significant room to grow:

🌿**Cold brew coffee grew +460% from 2015-2017**

–Mintel Coffee Report

🌿**Cold brew makes up less than 1% of retail ready-to-drink coffee sales**

–Mintel [1]

🌿**Only 15% of consumers have tried a cold brew**

–National Coffee Association[2]

🌿**Major brands like Starbucks and Peet's have entered into cold brew, driving awareness of the segment**

1.http://www.mintel.com/blog/drink-market-news/the-strength-of-cold-brew
2.http://fortune.com/2016/07/26/cold-brew-coffee-snobs/

About Us

Marty Molina, CEO, Co-founder

With over 30 years of consumer packaged goods (CPG) experience, including brand management with Nestle, channel marketing with Pepsi, and over 10 years of beverage innovation and R&D with Power Brands, Marty is uniquely qualified to lead Palm & Bean from startup to scale.

Maulik Parikh, Co-founder

Maulik has over 14 years of experience in technical consulting at Fortune 500 & startup companies. Currently, he is Sr. Product Manager at disruptive telecommunication startup FreedomPop. At Palm & Bean, he leads strategic initiatives in social media outreach, ecommerce sales, and website optimization.

Teresa Hoover, Co-founder

Teresa has 20 years of sales and consulting experience. She is currently a Senior Principal with Mercer, where she connects business strategy to people strategy through the design of reward, career, talent management, health, and wealth programs. Her consulting experience covers a broad range of companies, from startups to global organizations, primarily in the consumer product space.

Niyati Parikh, Co-founder

Niyati Parikh has a decade of experience in the beverage industry formulating different types of beverages for startup brands and Fortune 500 companies alike. She is well renowned in the industry for her knowledge and expertise in formulating beverages and managing operations. With a master's degree in Food Science, Niyati brings exceptional academic knowledge and hands-on experience to Tropical Sunshine Products.

Derika Legg, VP Sales

Derika has spent over 15 years in the beverage industry managing a variety of brands and territories with Heineken as well as managing key accounts and innovation commercialization for Pepsi, where she oversaw a $1 billion innovation portfolio with over 150 new items launched each year. She has worked with a variety of beverage startups in multiple segments across the U.S. to help them develop and launch successful brands.

Palm&Bean

We're currently available in 70+ retail locations in SoCal, including:

















Bristol Farms
An Extraordinary Food Store.

SPROUTS FARMERS MARKET

FOLLOW YOUR HEART®

grow

Jensen's
MAKE EVERY DAY AN OCCASION.™

MOTHER'S Market & Kitchen CALIFORNIA

THRIVE MARKET

Mrs Winston's
GREEN GROCERY
LA'S BEST
SALAD BAR

Palm&Bean

Current in-store and online support includes:

Point of Sale



SO Local
Palm&Bean
New!
COLD BREW
COFFEE
with coconut milk
Dairy Free
Vegan
No GMOs
Gluten Free
No Carrageenans
Palm & Bean
COLD BREW
COFFEE
VANILLA
MOCHA



Palm&Bean
naturally indulgent
COLD BREW
COFFEE
with coconut milk
Dairy Free
No GMOs
Vegan
Gluten Free
No Carrageenans

Social Media



Palm&Bean
Palm&Bean
COLD BREW
COFFEE
with coconut milk

In-store Sampling



Palm & Bean
COLD BREW
COFFEE
Palm & Bean
COLD BREW
COFFEE
with coconut milk

Palm&Bean

Current Distributors:



John Lenore & Co.
YOUR NEW AGE BEVERAGE DISTRIBUTOR

Palm&Bean

How we measure up:









Palm & Bean
COLD BREW
COFFEE
VANILLA
11 fl oz (330 ml)
CALIFIA
FARMS
Unsweetened
BLACK & WHITE
COLD BREW
Coffee
WITH
ALMONDMILK
60
COCONUT
STUMPTOWN
Cold Brew
COFFEE
DAIRY FREE
16 FL OZ (1 PT) 473ML
ORGANIC
REBBL
COLD BREW COFFEE
PROTEIN
12g

	Palm & Bean	Califia[1]	Stumptown[2]	Rebbl[3]
Calories/Container	120	60	300	180
Sodium (mg)	35	200	80	210
Potassium (mg)	490	Not listed	Not listed	Not listed
Shelf Stable	Y	N	N	N
Retail Price[4]	$2.99	$3.29	$4.99	$4.99

1. https://www.califiafarms.com/black-and-white-cold-brew-coffee-2
2. https://www.thecoffeeconcierge.net/stumptown-coconut-cold-brew-review/
3. http://rebbl.co/product/cold-brew/#nutrition_ingredients-section
4. Retail prices not independently verified, and may be subject to change and vary by location

Palm&Bean

Since March 2017, we have kept busy:

2017	Timeline
Mar	Debut at Expo West
April	Natural channel test - Los Angeles
June	Secured John Lenore Distribution - San Diego
July	Secured KeHe Distribution - Los Angeles
Aug	Target natural chain accounts - LA/OC/SD
Sept	Target boutique retail - LA/OC/SD
Oct	Raise seed capital
Nov	Finalize new multi-serve packaging, new SKUs
Dec	Prep for January production











Palm&Bean



EXHIBIT F
Video Transcript

We think about coffee differently. We think that coffee should be an unforgettable indulgent experience. Whether you need a quick pick me up for your next big meeting - Palm and Bean is an unconventional love story. A special blend of cold brew coffee and coconut milk.

It can be enjoyed by everyone. Anywhere. Anytime. Taking a moment to yourself in yoga. Or pushing yourself to the limit at the gym. Or simply hanging with friends, or maybe someone you are falling deeply madly in love with. Palm and bean is that slice of paradise.

Palm & Bean. Cold brew coffee and coconut milk. Fair Trade Certified, dairy free, vegan, Non-GMO, gluten free, and uniquely smooth.